Exhibit (m)(8)(b) Amended Appendix A to the Distribution Plan pursuant to Rule 12b-1 for the Class C shares

APPENDIX A

(to the Class C Shares

Distribution and Service Plan Under Rule 12b-1)

November 13, 2007

Forward Asia Ex-Japan Equities Fund

Forward Eastern Europe Equities Fund

Forward International Fixed Income Fund

Forward Long/Short Credit Analysis Fund